SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”)

held on September 23, 2019 – 3:00 p.m.

1.      Date, Time and Place: On September 23, 2019, at 3:00 p.m., at the Company’s headquarters, in the City and State of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1830, conjunto 32, Bloco 2, Condomínio Edifício São Luiz, Vila Nova Conceição, CEP: 04543-900 and via conference call.

2.      Call Notice and Attendance: All members of the Company’s Board of Directors attended the meeting, as identified below, therefore, the quorum of installation and approval was verified, including by phone call.

3.      Composition of the Board: Chairman, Mr. Leo Julian Simpson; and Secretary, Mrs. Denise dos Passos Ramos.

4.      Agenda: Deliberate on the replacement of the Company’s Investor Relations Officer, pursuant to Article 23 of the Company’s Bylaws, on account of vacant position due to resignation tendered by former Investor Relations Officer of the Company, in accordance with resignation letter received by the Company on September 20, 2019.

5.      Resolutions: After discussing the matter of the agenda, the Company’s board members unanimously resolved to elect Mr. ANDRE LUIS ACKERMANN, Brazilian citizen, divorced, business administrator, bearer of the identity card (RG) 29078945-X SSP/SP, enrolled with the individual taxpayer register (CPF/MF) No. 271.838.378-07, residing and domiciled in the City and State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek,  1.830, 3º andar, parte, Bloco II, Conjunto 32, Edifício Condomínio São Luiz, Vila Nova Conceição, CEP 04543-900 to the position of Investor Relations Officer of the Company, to complete the former officer’s three-(3)year tenure, counted as of April 15, 2019, due to the express resignation tendered by former officer by means of letter of resignation received by the Company on September 20, 2019 and his replacement, pursuant to Article 23 of the Company’s Bylaws. Therefore, Mr. ANDRE LUIS ACKERMANN now cumulates the positions of Chief Financial and Investor Relations Officer at the Company’s Board of Executive Officers. On this present date, he was vested in office by signing the instrument of investiture and provided the following declarations: (i) he is neither impeded from special law, nor convicted of bankruptcy crime, malfeasance, bribery, graft, embezzlement or crime against welfare, public faith or property, or criminal penalty preventing him, even if temporarily, from holding public positions, as provided for in Paragraph 1 of Article 147 of Law No. 6.404/76; (ii) he is not convicted to the penalty of suspension or temporary disqualification applied by the Brazilian Securities and Exchange Commission, making him ineligible to managerial positions of a publicly-held company, as provided for in Paragraph 2, Article 147 of Law No. 6.404/76; and (iii) he complies with flawless reputation requirement set forth by Paragraph 3 of Article 147 of Law No. 6.404/76.

6.      Closing: With no further matters to be discussed, these minutes were drawn up, approved by e-mail and will be signed by all Board members. São Paulo, September 23, 2019. Presiding Board: Leo Julian Simpson, Chairman, Denise dos Passos Ramos, Secretary. Board members: Antonio Carlos Romanoski, Denise dos Passos Ramos, Eduardo Larangeira Jácome, Leo Julian Simpson, Nelson Sequeiros Rodriguez Tanure, Roberto Luz Portella, and Thomas Cornelius Azevedo Reichenheim.

I certify this is a faithful copy of the original minutes drawn up in the Company’s records.

______________________________________________________

Denise dos Passos Ramos

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 23, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer